                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)(1)

                             NACCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                 CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  629579 20 02
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              ALFRED M. RANKIN, JR.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 MARCH 27, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (CONTINUED ON FOLLOWING PAGES)
                              (PAGE 1 OF 22 PAGES)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                    Page 2 of  22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Rankin Associates I, L.P.


--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
                        NUMBER OF       ----------------------------------------------------------------------------
                         SHARES
                      BENEFICIALLY          8      SHARED VOTING POWER
                        OWNED BY
                     EACH REPORTING                         0
                      PERSON WITH       ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            0
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------
CUSIP No.  629579 20 02                              13D                                     Page 3 of 22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Rankin Management, Inc.

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
               NUMBER OF                ----------------------------------------------------------------------------
                SHARES
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY
            EACH REPORTING                                  0
             PERSON WITH                ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            0
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                     Page 4 of 22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Clara L. T. Rankin

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
                  NUMBER OF             ----------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                              7,000
                 PERSON WITH            ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            479,371
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      479,371
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.3%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                     Page 5 of 22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Alfred M. Rankin, Jr.

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                           0
                  NUMBER OF             ----------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                             478,427
                 PERSON WITH            ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                           0
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                           478,427
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      478,427
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.3%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                     Page 6 of 22 Pages
          ----------------
--------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Thomas T. Rankin

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                    68,329
                  NUMBER OF             ----------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                     476,358
                 PERSON WITH            ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                   68,329
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                   476,358
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      544,687
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.3%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                     Page 7 of 22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Claiborne R. Rankin

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                   73,280
                  NUMBER OF             ----------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                     479,149
                 PERSON WITH            ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                   73,280
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                    479,149
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      552,429
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.8%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                    Page 8 of  22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Roger F. Rankin
--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                    78,198
                  NUMBER OF             ------------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                      472,371
                 PERSON WITH            ------------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                    78,198
                                        ------------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                    472,371
----------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      550,569
----------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.7%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                     Page 9 of 22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Bruce T. Rankin

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
                  NUMBER OF             ----------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                              0
                 PERSON WITH            ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            472,371
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      472,371
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      28.9%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------------

CUSIP No.  629579 20 02                              13D                                    Page 10 of 22 Pages
          -----------------
--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Victoire G. Rankin

--------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [X]
--------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
--------------------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
                  NUMBER OF             ----------------------------------------------------------------------------
                    SHARES
                 BENEFICIALLY               8      SHARED VOTING POWER
                   OWNED BY
                EACH REPORTING                              6,056
                 PERSON WITH            ----------------------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ----------------------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            6,056
--------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,056
--------------------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
             CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.7%
--------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------

CUSIP NO. 629579 20 02              Schedule 13D            Page 11 of 22 Pages
-------------------------------------------------------------------------------



         The undersigned Reporting Persons (as defined below) hereby file this Amended and Restated Schedule 13D (this "Restated Schedule 13D") in connection with (a) the assignment of partnership interests by former partners of Rankin Associates I, L.P., a Delaware limited partnership (the "Partnership"), and (b) an amendment and restatement of the partnership agreement governing the Partnership (the "Partnership Agreement"). This Restated Schedule 13D supersedes and replaces the information with respect to beneficial ownership of shares of Class B Common (as defined below) by the Partnership and its partners that appeared in the Schedule 13D filed by the Reporting Persons on November 25, 1996, as amended on November 26, 1996, as amended on January 10, 1997, and as amended on February 14, 2001.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to Class B Common Stock, par value $1.00 per share ("Class B Common"), of NACCO Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) Pursuant to the Securities Exchange Act of 1934 (the "Act") and regulations thereunder, this Restated Schedule 13D is filed on behalf of the Partnership, the General Partners of the Partnership (the "General Partners"), the limited partners of the Partnership (the "Limited Partners," and together with the General Partners, the "Partners") and the former partners of the Partnership (collectively, the "Reporting Persons"). The Partners may be deemed as a group to have acquired beneficial ownership of the 472,371 shares of Class B Common held by the Partnership.

         Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Partners that a group exists within the meaning of the Act.

         The name, state of organization, principal business, address of the principal business and the address of the principal office for each of the Reporting Persons is as follows:

         RANKIN ASSOCIATES I, L.P. is a Delaware limited partnership. Its principal business is to hold under common management certain of the Class B Common beneficially owned by the Partners. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The General Partners of the Partnership are (a) the Main Trust of Alfred M. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the "Alfred Rankin Trust"), (b) the Main Trust of Claiborne R. Rankin created by the Agreement, dated June 22, 1971, as supplemented, amended and restated (the "Claiborne Rankin Trust"), (c) the Main Trust Agreement of Roger F. Rankin created by the Agreement, dated September 11, 1973, as supplemented, amended and restated (the "Roger Rankin Trust"), and (d) the Main Trust of Thomas T. Rankin created by the Agreement, dated December 29, 1967, as supplemented, amended and restated (the "Thomas Rankin Trust") (together, the "General Partners"). The trustee and primary beneficiary of each General Partner is

-------------------------------------------------------------------------------

CUSIP NO. 629579 20 02              Schedule 13D            Page 12 of 22 Pages
-------------------------------------------------------------------------------

a Reporting Individual (as defined below). The Limited Partners of the Partnership are the following trusts: (i) the Alfred Rankin Trust, (ii) the Claiborne Rankin Trust, (iii) the Roger Rankin Trust, (iv) the Thomas Rankin Trust, (v) the Main Trust of Clara T. Rankin created under the Agreement, dated July 20, 2000, as supplemented, amended and restated (the "Clara Rankin Trust"), and (vi) the Main Trust of Bruce T. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the "Bruce Rankin Trust"). The trustee and primary beneficiary of each Limited Partner is a Reporting Individual.

         RANKIN MANAGEMENT, INC. ("RMI") is a Delaware corporation. Its principal business is to act as a family business corporation for members of the Rankin family and to serve as the general partner of Rankin Associates II, L.P., a Delaware limited partnership. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The stockholders, executive officers and directors of RMI consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons, or trusts created by and for the benefit of such Reporting Persons.

         The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for the Reporting Persons other than the Partnership and RMI (hereinafter, the "Reporting Individuals"), are as follows:

         CLARA L. T. RANKIN. Mrs. Rankin's business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. She is not employed.

         ALFRED M. RANKIN, JR. Mr. Rankin's business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is Chairman, President and Chief Executive Officer of the Company, which is a holding company whose principal operating subsidiaries function in three principal businesses: lignite mining, lift trucks and housewares.

         THOMAS T. RANKIN. Mr. Rankin's business address is 2100 West Laburnam Avenue, Interstate Center, Suite 102, Richmond, Virginia 23227. He is the owner of Cross-Country Marketing, a food brokerage business.

         CLAIBORNE R. RANKIN. Mr. Rankin's business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is a partner in Sycamore Partners, LLC, a venture capital partnership.

         ROGER F. RANKIN. Mr. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a self-employed consultant.

         BRUCE T. RANKIN. Mr. Rankin's resident address is 1315 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

         VICTOIRE G. RANKIN. Mrs. Rankin's business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. She is not employed.

-------------------------------------------------------------------------------

CUSIP NO. 629579 20 02              Schedule 13D            Page 13 of 22 Pages
-------------------------------------------------------------------------------

         (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the Reporting Individuals are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as otherwise provided in this Item 3, beneficial ownership of the Class B Common by the Reporting Persons was acquired by such Reporting Persons (i) when The North American Coal Corporation, an Ohio corporation, was reorganized as the Company in 1986, (ii) as recipients of gifts or bequests of Class B Common, (iii) as successor trustees of trusts holding Class B Common or
(iv) as trustees of the assignees of partnership interests in the Partnership.

         The Partnership acquired beneficial ownership of the Class B Common reported in this Restated Schedule 13D as capital contributions from the Partners.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the formation of the Partnership and of RMI and the Reporting Individuals entering into and delivering the original partnership agreement, and the acquisition by the Partnership of the Class B Common was to
(a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of Class B Common in a manner that would allow coordinated family management of such Class B Common and (b) to facilitate the estate planning objectives of the Reporting Individuals. In March 2002, (a) RMI assigned its partnership interests in the Partnership, which consisted solely of general partnership interests, to the General Partners, and (b) the Main Trust of Victoire G. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the "Victoire Rankin Trust") assigned its partnership interests in the Partnership, which consisted solely of limited partnership interests, to the Alfred Rankin Trust. The purpose of these assignments of partnership interests was to further these purposes described above.

         Except as expressly set forth in this Restated Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except acquisitions and dispositions in the ordinary course consistent with such Reporting Person's past practices;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
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CUSIP NO. 629579 20 02              Schedule 13D            Page 14 of 22 Pages
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         (c)      A sale or transfer of a material amount of assets of the
                  Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Pursuant to the Act and regulations thereunder, the Reporting Persons other than RMI and Victoire Rankin may be deemed as a group to have beneficial ownership of 472,371 shares of Class B Common (the aggregate number of shares of Class B Common that are held by the Partnership), which amount represents approximately 28.9% of the outstanding Class B Common as of February 28, 2002.

         Each of the Reporting Persons has, as of February 28, 2002, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Class B Common as follows:

                  RANKIN MANAGEMENT, INC. RMI has neither the sole nor shared power to vote or dispose of any shares of Class B Common.

                  RANKIN ASSOCIATES I, L.P. Although the Partnership beneficially owns 472,371 shares of Class B Common, it does not have any power to vote or dispose of shares of Class B Common. Voting control of the Class B Common held by the Partnership is exercised by the General Partners and the power to dispose of the Class B Common is shared by the General Partners and the Limited Partners, all as more fully described below.


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CUSIP NO. 629579 20 02              Schedule 13D            Page 15 of 22 Pages
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                  CLARA L. T. RANKIN. Mrs. Rankin, as primary beneficiary of the
Clara Rankin Trust, which is a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners. In addition, Mrs. Rankin has a reversionary interest in 7,000 shares of Class B Common held by an irrevocable trust created by the Agreement, dated December 18, 1963, with National City
Bank, a national banking association ("NCB"), as trustee, for the benefit of Elizabeth E. Brown. Mrs. Rankin, as an advisor to such trust, shares with NCB the power to vote and dispose of such 7,000 shares. Collectively, the 479,371 shares of Class B Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 29.3% of the outstanding Class B Common. NCB is a national banking association with its principal business and office location at 1900 East 9th Street, Cleveland, Ohio 44113. To the knowledge of the
Reporting Persons, during the last five years, NCB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NCB was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners, (b) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners, (c) as trustee of a trust for the benefit of Helen Rankin Butler, his daughter, shares with that daughter the power to vote and dispose of 3,028 shares of Class B Common and (d) as trustee of a trust for the benefit of Clara T. (Rankin) Williams, his daughter, shares with that daughter the power to vote and dispose of 3,028 shares of Class B Common. Together, these 478,427 shares constitute approximately 29.3% of the outstanding Class B Common. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, Vermont 05045. Mrs. Butler is employed as the Director of Camp Aloha Hive. Mrs. Williams' resident address is 425 West Roslyn Place, Chicago, Illinois 60614. She is not employed. To the knowledge of the Reporting Individuals, during the last five years, neither Helen Rankin Butler nor Clara T. (Rankin) Williams has been convicted in any criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  THOMAS T. RANKIN. Mr. Rankin (a) has the sole power to vote and dispose of 68,329 shares of Class B Common, (b) as co-trustee of a trust for the benefit of a son, Matthew M. Rankin, shares with such son the power to vote and dispose of 3,987 shares of Class B Common, (c) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (d) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary

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CUSIP NO. 629579 20 02              Schedule 13D            Page 16 of 22 Pages
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beneficiaries of the other General Partners and other Limited Partners.
Together, these 544,687 shares constitute approximately 33.3% of the outstanding Class B Common. Matthew M. Rankin's business address is 230 N. Elm Street, P.O. Box 21048, Greensboro, North Carolina 27420. He is a corporate banking officer with Wachovia Bank. To the knowledge of the Reporting Persons, during the last five years, Matthew M. Rankin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Rankin was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  CLAIBORNE R. RANKIN. Mr. Rankin (a) has the sole power to vote and dispose of 73,280 shares of Class B Common, including 650 shares of Class B Common held as custodian for a minor daughter, (b) shares with his daughter, Chloe R. Seelbach, the power to vote and dispose of 2,408 shares of Class B Common held in trust for the benefit of Chloe R. Seelbach, (c) shares with his son, Claiborne R. Rankin, Jr., the power to vote and dispose of 1,630 shares of Class B Common held in trust for the benefit of Claiborne R. Rankin, Jr., (d) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners, (e) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners and (f) is deemed to share with Chloe O. Rankin, his spouse, the power to vote and dispose of 2,740 shares of Class B Common owned by her because she resides with him. Together, these 552,429 shares constitute approximately 33.8% of the outstanding Class B Common. The business address of Chloe R. Seelbach is 22700 Shore Center Drive, Euclid, Ohio 44124. Mrs. Seelbach is employed as a product manager with Employon, Inc. Claiborne R. Rankin, Jr.'s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. Claiborne R. Rankin, Jr. is a student. Chloe O. Rankin is not employed. Her business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. To the knowledge of the Reporting Persons, during the last five years, none of Chloe R. Seelbach, Claiborne R. Rankin, Jr. or Chloe O. Rankin has been convicted in any criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  ROGER F. RANKIN. Mr. Rankin (a) has the sole power to vote and dispose of 78,198 shares of Class B Common, (b) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Together, these 550,569 which shares constitute approximately 33.7% of the outstanding Class B Common.

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CUSIP NO. 629579 20 02              Schedule 13D            Page 17 of 22 Pages
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                  BRUCE T. RANKIN.  Mr. Rankin, as primary beneficiary of the
Bruce Rankin Trust, which is a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common with the General Partners and the other Limited Partners, which shares constitute approximately 28.9% of the outstanding Class B Common.

                  VICTOIRE G. RANKIN. Mrs. Rankin does not have any power to vote or dispose of shares of Class B Common held by the Partnership. Mrs. Rankin
(a) is deemed to share the power to vote and dispose of 3,028 shares of Class B Common owned by a trust created for the benefit of one of her daughters because her spouse, Alfred M. Rankin, Jr., is trustee of such trust and her spouse resides with her, and (b) is deemed to share the power to vote and dispose of 3,028 shares of Class B Common owned by a trust created for the benefit of a second daughter because her spouse is trustee of such trust and her spouse resides with her. Together, these 6,056 shares constitute approximately 3.7% of the outstanding Class B Common.

         (c) On March 27, 2002, RMI assigned its partnership interest in the Partnership, which consisted solely of general partnership interests, to the General Partners and the General Partners assumed and fulfilled obligations of RMI outstanding under its subscription agreement with the Partnership. On March 27, 2002, the Victoire Rankin Trust assigned its partnership interest in the Partnership, which consisted solely of limited partnership interests, to the Alfred Rankin Trust and the Alfred Rankin Trust assumed and fulfilled obligations of the Victoire Rankin Trust outstanding under its subscription agreement with the Partnership. Except for the transactions referred to in the immediately preceding sentences, there have been no transactions in Class B Common by any of the persons named in response to Item 2 hereof during the 60 days prior to the date hereof.

         (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common held by the Partnership.

         (e) As of March 27, 2002, RMI is not the beneficial owner of more than five percent of the Class B Common. As of March 27, 2002, Victoire G. Rankin is not the beneficial owner of more than five percent of the Class B Common Stock by virtue of being a Partner in the Partnership. Victoire G. Rankin is a party to the NACCO Stockholders' Agreement described herein and may be deemed to beneficially own shares of Class B Common subject to the NACCO Stockholders' Agreement. Any further reporting required on the part of Victoire G. Rankin by virtue of this relationship will be reflected in the Schedule 13D filed with respect to the NACCO Stockholders' Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the terms of the Partnership Agreement, the General Partners share the power to vote the Class B Common held by the Partnership. Further, under such terms, the General Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.
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CUSIP NO. 629579 20 02              Schedule 13D            Page 18 of 22 Pages
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         Under the terms of the Partnership Agreement, the Partnership may not dispose of Class B Common or convert Class B Common into Class A Common without the consent of the General Partners holding more than 75% of the general partnership interests in the Partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the Partnership ("Partnership Interests").

         The Partnership Agreement restricts the transfer of Partnership Interests by the Partners and provides the Partners and the Partnership with a right of first refusal to acquire Partnership Interests that a Partner desires to sell and a repurchase obligation to compel the sale of Partnership Interests by the Partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Partnership Agreement, a copy of which is attached hereto as Exhibit 2, and incorporated herein in its entirety.

         Each of the Reporting Persons is a party to the Stockholders' Agreement, dated as of March 15, 1990, as amended (the "NACCO Stockholders' Agreement," a copy of which is attached or incorporated hereto as Exhibits 3 and 4 and incorporated herein in its entirety), among the Company, National City Bank, (Cleveland, Ohio), as successor depository (the "Depository") and the individuals, custodianships and trusts listed therein and thus is a "Participating Stockholder" within the meaning of the NACCO Stockholders' Agreement.

         The NACCO Stockholders' Agreement requires a Participating Stockholder to offer the shares of Class B Common beneficially owned by such Participating Stockholder to all of the other Participating Stockholders upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such Participating Stockholder into shares of Class A Common Stock, par value $1.00 per share, of the Company ("Class A Common"), and (b) the proposed sale, transfer or other disposition of Class B Common by such Participating Stockholder to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the NACCO Stockholders' Agreement. In either of these cases, the Participating Stockholder proposing to enter into one of these transactions must notify all other Participating Stockholders of such proposed transaction and then must allow each such other Participating Stockholder the opportunity to purchase such Participating Stockholder's pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The NACCO Stockholders' Agreement, however, does not restrict transfers of Class B Common among the Participating Stockholders or any other permitted transferee who becomes a signatory to the NACCO Stockholders' Agreement.

         A Participating Stockholder proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Depository. The Depository, in turn, is required to send such notice promptly to all of the other Participating Stockholders and to the Company. Following receipt of such notice, each other Participating Stockholder will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered the right of first refusal. A Participating Stockholder's pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other Participating Stockholders who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice


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CUSIP NO. 629579 20 02              Schedule 13D            Page 19 of 22 Pages
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electing to purchase a pro rata portion of the shares of Class B Common must be sent to the Depository by the end of the seven (7) business day period. If the other Participating Stockholders electing to purchase do not elect to purchase all of the shares of Class B Common being offered, then such other Participating Stockholders have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach an agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Company shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Company, however, is under no obligation to purchase any such shares.

         Following the completion of such procedures, the Participating Stockholder who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the Participating Stockholder had originally proposed to transfer the shares, such Participating Stockholder would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

         Participating Stockholders who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the Participating Stockholder who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

         The NACCO Stockholders' Agreement only restricts the conversion or the sales or other disposition outside of the NACCO Stockholders' Agreement, of shares of Class B Common held by each Participating Stockholder. The NACCO Stockholders' Agreement does not restrict in any respect how a Participating Stockholder may vote the shares of Class B Common which are subject to the terms of the NACCO Stockholders' Agreement.

         Effective March 27, 2002, each of the Company, the Depository and the Participating Stockholders executed an Amendment to Stockholders' Agreement amending the Stockholders' Agreement pursuant to which the trustees of trusts for the benefit of certain Participating Stockholders became a Participating Stockholder under the Stockholders' Agreement. A copy of the Amendment to Stockholders' Agreement is attached hereto as Exhibit 4 and is incorporated herein in its entirety.

         On November 19, 2001, a Registration Statement on Form S-4 (Reg. No 333-65134 (the "Registration Statement")) registering up to 200,000 shares of Class A Common became effective. The Registration Statement identifies Alfred M. Rankin, Jr., Thomas T. Rankin, Clairborne R. Rankin and Roger F. Rankin, each of whom is a Reporting Person, or in each case his revocable trust as selling stockholders under the Registration Statement (the "Selling Stockholders"). The Registration Statement contemplates transfers, from time to time, of up to 50,000 shares of Class A Common, on a share for share basis by each of the Selling Stockholders in exchange for an aggregate of 200,000 shares of Class B Common from holders of Class B Common that are so called "permitted transferees" pursuant to the Company's Certificate of Incorporation and the


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CUSIP NO. 629579 20 02              Schedule 13D            Page 20 of 22 Pages
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NACCO Stockholders' Agreement. Each exchange would result in one or more of the
Selling Stockholders transferring one share of Class A Common for each share of Class B Common transferred by other parties to the NACCO Stockholders' Agreement to the Selling Stockholder or Selling Stockholders. The recipients of the Class A Common from the Selling Stockholders must be parties to the NACCO Stockholders' Agreement. Parties to the Stockholders' Agreement who transfer their shares of Class B Common, on a share for share basis, to the Selling Stockholders in exchange for shares of Class A Common will reduce their voting power. The Selling Stockholders who receive shares of Class B Common in exchange for their Class A Common, on a share for share basis, will increase their voting power.

         Except as set forth above in this Restated Schedule 13D and the
Schedule 13D (and exhibits attached thereto) filed on February 18, 1998 by RMI, the Reporting Individuals and the other persons named therein with respect to the Class A Common held by Rankin Associates II, L.P., as amended on March 30, 1998, and as further amended on each of April 20, 1998, January 11, 1999, May 28, 1999, November 13, 2000, February 14, 2001 and January 10, 2002 (which
Schedule 13D and exhibits are incorporated herein by reference), none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(Exhibit 1)       Agreement pursuant to Rule 13d-1(k)(1).

(Exhibit 2)       Amended and Restated Limited Partnership Agreement of Rankin
                  Associates I, L.P., dated as of March, 2002.

(Exhibit 3)       Stockholders' Agreement, dated as of March 15, 1998, as
                  amended, by and among the Company, National City Bank, (Cleveland, Ohio), as depository, and the Participating
                  Stockholders (as such term is defined therein), incorporated by reference to the exhibits to the Schedule 13D filed on March 29, 1990 by the Participating Stockholders under the
                  NACCO Stockholders' Agreement, as amended on April 11, 1990,
                  March 14, 1991, March 20, 1992, March 9, 1994, March 30, 1994,
                  March 28, 1995, March 21, 1996, November 26, 1996, January 10,
                  1997, March 19, 1997, March 25, 1999, March 30, 2000, February
                  14, 2001 and February 14, 2002.

(Exhibit 4)       Amendment to Stockholders' Agreement, dated as of March 27,
                  2002, adding the trustees of trusts for the benefit of certain
                  Participating Stockholders as Participating Stockholders under the NACCO Stockholders' Agreement.

(Exhibit 5)       Schedule 13D (and exhibits attached thereto) filed on
                  February 18, 1998 by RMI, the Reporting Individuals and the other persons named therein with respect to the Class A Common held by Rankin Associates II, L.P., as amended on March 30,
                  1998, and as further amended on each of April 20, 1998, January 11, 1999, May 28,


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CUSIP NO. 629579 20 02              Schedule 13D            Page 21 of 22 Pages
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                  1999, November 13, 2000, February 14, 2001 and January 10,
                  2002 (which Schedule 13D and exhibits are incorporated herein by reference).

(Exhibit 6)       Power of Attorney of Reporting Individuals.


                        [SIGNATURES BEGIN ON NEXT PAGE.]


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CUSIP NO. 629579 20 02              Schedule 13D            Page 22 of 22 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2002

                     Name:  RANKIN ASSOCIATES I, L.P.

                     By: Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, one of its General Partners

                            By:  /s/ Alfred M. Rankin, Jr.
                                 --------------------------------------------
                                 Alfred M. Rankin, Jr., as Trustee

                     Name:  RANKIN MANAGEMENT, INC.


                     By:     /s/ Alfred M. Rankin, Jr.
                             -------------------------------------------------
                             Alfred M. Rankin, Jr., President

                     REPORTING INDIVIDUALS

                     By:     /s/ Alfred M. Rankin, Jr.
                             -------------------------------------------------
                             Alfred M. Rankin, Jr., on behalf of himself and as:

                             Attorney-in-Fact for Clara L. T. Rankin*
                             Attorney-in-Fact for Thomas T. Rankin*
                             Attorney-in-Fact for Claiborne R. Rankin*
                             Attorney-in-Fact for Roger F. Rankin*
                             Attorney-in-Fact for Bruce T. Rankin*
                             Attorney-in-Fact for Victoire G. Rankin*

---------------------------------
* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 6.